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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*

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                             Gull Laboratories, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   402901 20 1
                                 (CUSIP Number)

                               Ulrich Wagner, Esq.
                                O'Melveny & Myers
                               The Citicorp Center
                        153 East 53rd Street, 54th Floor
                          New York, New York 10022-4611
                                 (212) 326-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 1996
             (Date of Event which Requires Filing of this Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 Pages
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CUSIP NO. 358031 10 2

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      FRESENIUS AKTIENGESELLSCHAFT

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [  ]

                                                                        (b) [  ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                      OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [  ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      GERMANY
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NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                  3,610,693
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                           -0-
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                        3,610,693
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                       -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,610,693
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                            [  ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      55%

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14       TYPE OF REPORTING PERSON

                      CO
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                  This Schedule 13D/A (Amendment No. 3) amends and supplements the Statement on Schedule 13D dated May 4, 1994, as amended and supplemented by
Schedule 13D/A (Amendment No. 1) dated June 28, 1994 and by Schedule 13D/A (Amendment No. 2) dated August 15, 1994 (as so amended, the "Statement"), filed by Fresenius Aktiengesellschaft ("Fresenius AG"), with respect to the common stock, $0.001 par value ("Common Stock") of Gull Laboratories, Inc. ("Gull"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement.


Item 2.           IDENTITY AND BACKGROUND.

                  Item 2 of the Statement is hereby amended by adding the following:

                  Mr. Gerhard Krammer has resigned from the Management Board of Fresenius AG, effective December 31, 1996. Current information with respect to the members of the Supervisory Board and the Members of the Managing Board of Fresenius AG is set forth in Schedule A to this Amendment No. 3.

                  During the past five years, none of Fresenius AG, the members of Fresenius AG's Managing Board or, to Fresenius AG's best knowledge and belief, the members of Fresenius AG's Supervisory Board, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


Item 4.           PURPOSE OF TRANSACTION.

                  Item 4 of the Statement is hereby amended by adding the following:

                  On December 13, 1996 Fresenius AG and Gull executed a Letter of Intent (the "Letter of Intent"), setting forth their agreement in principle for the purchase by Gull of the diagnostics business (the "Diagnostic Business") of the Intensive Care and Diagnostics Division of Fresenius AG. Under the Letter of Intent, the purchase price for the business will be determined by negotiation but is to be within the range of $9,000,000 to $11,000,000. The purchase price will be payable in Gull Common Stock, with the number of shares to be issued to be determined as described in Item 5 below. Consummation of the transactions contemplated by the Letter of Intent will be subject, among other things, to (i) the execution of a mutually satisfactory acquisition agreement ("Acquisition Agreement"), (ii) receipt of any necessary third party consents and governmental approvals, (iii) completion of an evaluation of the Diagnostic Business and receipt of an opinion of an independent investment banking firm,

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engaged by Gull, to the effect that a purchase price within the foregoing range of values is fair, from a financial point of view, to the shareholders of Gull (other than Fresenius AG), (iv) completion of due diligence to the satisfaction of Gull, (v) Gull Board of Directors and stockholder approval, and (vi) Fresenius AG Management Board and Supervisory Board approval. If the fairness opinion received by Gull indicates a fair value for the Diagnostic Business of less than $9,000,000 or more than $11,000,000, either party may terminate the Letter of Intent within one month of receipt of the fairness opinion.There can be no assurance that acquisition of the Diagnostic Business by Gull will be consummated.

                  Fresenius AG continues to regard its investment in Gull as an attractive business opportunity, both for Fresenius AG and Gull, and believes that the sale of the Diagnostic Business to Gull and the combination of the Diagnostic Business with Gull's existing worldwide diagnostics business could result in increased efficiencies and enhanced performance by Gull. Accordingly, Fresenius AG believes that the acquisition would be in the best interests of Fresenius AG, Gull and Gull's stockholders.

                  The Letter of Intent also provides that Fresenius AG may provide bridge financing, in the form of short-term debt, for the operations of the combined businesses, the terms and conditions of which would be set forth in a separate financing agreement to be negotiated.

                  Other than the shares it would receive upon consummation of the transactions contemplated by the Letter of Intent, Fresenius AG does not presently intend to acquire additional shares of Gull Common Stock, but reserves the right to do so in open market transactions or in privately negotiated transactions with Gull or stockholders of Gull. Whether Fresenius AG acquires any such additional shares of Gull Common Stock will depend on Fresenius AG's continuing evaluation of Gull, the market price for Gull Common Stock, alternative investment opportunities which may be available, and all other factors deemed relevant.

                  Except for the transactions described in this Item 4, Fresenius AG does not have any present intention to effect or cause Gull to effect any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Statement is hereby amended by adding the following:

                  Fresenius AG is presently the record and benefical owner of 3,610,693 shares of Gull Common Stock. As described in Item 4 above, the Letter of Intent provides that the purchase price for the Diagnostic Business will be within the range of $9,000,000 to $11,000,000. The purchase price will be payable in shares of Gull Common Stock with a value per share equal to the average of the closing prices of Gull Common Stock for the 90-day period preceding execution of The Letter of Intent. The average of the closing prices of Gull Common Stock on the American Stock Exchange during such 90-day period was $6.2994. Accordingly, the number of shares of Gull Common Stock issuable as the consideration for the Diagnostic


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Business will be between approximately 1,428,707 shares and approximately
1,746,198 shares.

                  In the absence of a definitive Acquisition Agreement, Fresenius AG disclaims beneficial ownership of any additional shares of Gull Common Stock that Fresenius AG might acquire upon completion of the Acquisition. Except as previously reported, Fresenius AG has no binding rights to any additional shares of Gull Common Stock, and has entered into no binding agreements to acquire shares of such stock.

                  Except as stated in this Item 5, Fresenius AG (and to the best of its knowledge, the members of the Supervisory Board and the Managing Board of Fresenius AG) does not own or have any right to acquire, directly or indirectly, any shares of Gull Common Stock and, except as herein described, none of such persons has effected any transaction in Gull Common Stock in the last sixty days.

Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  For a description of the Letter of Intent, see Item 4 above. The description of the Letter of Intent set forth in Item 4 is qualified in its entirety by the provisions of such Letter of Intent, a copy of which is filed as
Exhibit 1 to this Schedule 13D/A (Amendment No. 3).

Item 7.           MATERIALS TO BE FILED IN EXHIBITS.

                  EXHIBIT                                            EXHIBIT NO.

         Letter of Intent between Fresenius AG and Gull                  1
         dated December 13, 1996

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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 23, 1996               FRESENIUS AKTIENGESELLSCHAFT



                                       By: /s/ MATTHIAS SCHMIDT
                                           ---------------------------
                                           Name:  Matthias Schmidt
                                           Title: Member of the Managing Board




                                       By: /s/ UDO WERLE
                                           ----------------------------------
                                           Name:  Udo Werle
                                           Title: Member of the Managing Board



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                                   SCHEDULE A

                  The members of Fresenius AG's Supervisory Board and Managing Board, their present principal occupations or employment (including the name, principal business and address of any such employer), their citizenship and their business and/or residence addresses are set forth below. All members of the Supervisory Board and Managing Board listed on Schedule A are German citizens.

MEMBERS OF SUPERVISORY BOARD

Dr. Alfred Stiefenhofer
Chairman of Supervisory Board
Attorney, Norr, Stiefenhofer & Lutz (law firm)
Brienner Strasse 28, 80333
Munchen, Germany

Dr. Gabriele Kroner
Doctor of Medicine
Department of Cardiac, Thoracic and Vascular Surgery
University Clinic - Hamburg Eppendorf UKE
Maritinistrasse 52, 20246 Hamburg-eppendorf, Germany

Wolfgang Rietzschel
Member of Works Council
Herzbergstrasse 33, 61350 Bad Homburg v.d.H., Germany

Christel Neumann
Deputy Member of Works Council
Muhlweg 20, 97525 Schwebheim, Germany

Vera Kluge
Labor Union Representative
c/o IG Chemie-Papier-Keramik Bereich Hessen
Wilh.-Leuschner Strasse 69-77, 60329 Frankfurt/Main, Germany

Arnold Danneck
Member of Works Council
In Matzenecken 6, 66636 Tholey, Germany

Dr. Oswald Jacobi
Doctor of Medicine
Sandmuhle 75, 55262 Heidesheim, Germany

Ulrich Mattik
Labor Union Representative
In der Steinriede 4, 30161 Hannover, Germany

Friedrich Meyer
Sales Manager
Usinger Strasse 16, 61273 Wehrheim, Germany

Hans-Peter Sattele
Member of the Managing Board
         of Westdeutsche Landesbank Girozentrale
Westdeutsche Landesbank Girozentrale
Herzogstrasse 15, 40217 Dusseldorf, Germany

                                    Sch. A-1
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Dr. Manfred Schaudwet
Executive Manager of Dresdner Bank AG
Dresdner Bank AG
Jurgen-Ponto-Platz 1, 60329 Frankfurt/Main, Germany

Dr. Karl Schneider
Retired Chairman of the Executive Board
Suedzucker AG
Maximilianstrasse 10, 68045 Mannheim, Germany

MEMBERS OF THE MANAGING BOARD

Dr. Gerd Krick
  Chairman of the Managing Board
  Fresenius AG
  Borkenberg 14, 61440 Oberursel, Germany

                      and

  Chairman of the Managing Board
  Fresenius Medical Care AG
  Borkenberg 14, 61440 Oberursel, Germany

Mathias R. Klingler
  Member of the Managing Board and
         Head of Medical Systems Division
  Fresenius AG
  Borkenberg 14, 61440 Oberursel, Germany

                      and

  Member of the Managing Board and
         Chief Executive Officer
         for Europe, Asia, Africa and Latin America
         Fresenius Medical Care AG
  Borkenberg 14, 61440 Oberursel, Germany

Dr. Matthias Schmidt
  Member of the Managing Board and
         Head of Pharmaceutical Division and
         Critical Care and Diagnostics Division
  Fresenius AG
  Borkenberg 14, 61440 Oberursel, Germany

Udo Werle
  Member of the Managing Board and
         Head of Finance, Administration and Personnel Matters
  Fresenius AG
  Borkenberg 14, 61440 Oberursel, Germany

                      and

  Member of the Managing Board and
         Head of Finance, Administration and Personnel Matters
  Fresenius Medical Care AG
  Borkenberg 14, 61440 Oberursel, Germany

                                    Sch. A-2